Exhibit 99.1

S&P Dow Jones Indices

A Division of S&P Global

INDEX ANNOUNCEMENT

S&P Dow Jones Indices Announces March 2022 Quarterly Rebalance of the S&P/ASX Indices

SYDNEY, MARCH 4, 2022: S&P Dow Jones Indices announced today the changes in the S&P/ASX Indices, effective prior to the open of trading on March 21, 2022, as a result of the March quarterly review.

S&P/ASX 20 Index – Effective Prior to the Open on March 21, 2022		
Action	Code	Company
Addition	JHX	James Hardie Industries PLC
Addition	STO	Santos Limited
Removal	BXB	Brambles Limited
Removal	SQ2	Block Inc

S&P/ASX 50 Index – Effective Prior to the Open on March 21, 2022		
Action	Code	Company
Addition	BSL	BlueScope Steel Limited
Removal	AZJ	Aurizon Holdings Limited

S&P/ASX 100 Index – No change.

S&P/ASX 200 Index – Effective Prior to the Open on March 21, 2022		
Action	Code	Company
Addition	AVZ	AVZ Minerals Limited
Addition	CCX	City Chic Collective Limited

Addition	DEG	De Grey Mining Limited
Addition	HMC	Home Consortium Limited
Removal	MSB	Mesoblast Limited
Removal	SKC	Skycity Entertainment Group Limited
Removal	SPK	Spark New Zealand Limited
Removal	URW	Unibail-Rodamco-Westfield

S&P/ASX 300 Index – Effective Prior to the Open on March 22, 2022		
Action	Code	Company
Addition	ABB	Aussie Broadband Limited
Addition	APM	APM Human Services International Limited
Addition	AVZ	AVZ Minerals Limited
Addition	CXL	Calix Limited
Addition	CXO	Core Lithium Limited
Addition	FFX	Firefinch Limited
Addition	JDO	Judo Capital Holdings Limited
Addition	JRV	Jervois Global Limited
Addition	LKE	Lake Resources N.L.
Addition	MAF	MA Financial Group Limited
Addition	PWH	Pwr Holdings Limited
Addition	SDR	Siteminder Limited
Addition	SYA	Sayona Mining Limited
Addition	SYR	Syrah Resources Limited
Removal	CWP	Cedar Woods Properties Limited
Removal	EHL	Emeco Holdings Limited

INDEX ANNOUNCEMENT

Removal	EOS	Electro Optic Systems Holdings Limited
Removal	MGX	Mount Gibson Iron Limited
Removal	MMM	Marley Spoon Ag
Removal	OPT	Opthea Limited
Removal	PAR	Paradigm Biopharmaceuticals Limited
Removal	PLL	Piedmont Lithium Inc
Removal	SZL	Sezzle Inc

All Ordinaries – Effective Prior to the Open on March 21, 2022		
Action	Code	Company
Addition	29M	29Metals Limited
Addition	3PL	3P Learning Limited
Addition	88E	88 Energy Limited
Addition	ACL	Australian Clinical Labs Limited
Addition	AGI	Ainsworth Game Technology Limited
Addition	AGY	Argosy Minerals Limited
Addition	AIS	Aeris Resources Limited
Addition	ALC	Alcidion Group Limited
Addition	AMS	Atomos Limited
Addition	APM	APM Human Services International Limited
Addition	ART	Airtasker Limited
Addition	ARU	Arafura Resources Limited
Addition	AXE	Archer Materials Limited
Addition	BBT	Bluebet Holdings Limited
Addition	BCI	BCI Minerals Limited
Addition	BFL	Bsp Financial Group Limited

INDEX ANNOUNCEMENT

Addition	BLY	Boart Longyear Group Limited
Addition	BMN	Bannerman Energy Limited
Addition	BOE	Boss Energy Limited
Addition	BST	Best & Less Group Holdings Limited
Addition	CBO	Cobram Estate Olives Limited
Addition	CEL	Challenger Exploration Limited
Addition	CGS	Cogstate Limited
Addition	COG	COG Financial Services Limited
Addition	CXL	Calix Limited
Addition	CXO	Core Lithium Limited
Addition	DDH	DDH1 Limited
Addition	DGL	DGL Group Limited
Addition	DVP	Develop Global Limited
Addition	DYL	Deep Yellow Limited
Addition	EGG	Enero Group Limited
Addition	EGR	Ecograf Limited
Addition	ENN	Elanor Investors Group
Addition	ERD	Eroad Limited
Addition	FFX	Firefinch Limited
Addition	FZO	Family Zone Cyber Safety Limited
Addition	GLB	Globe International Limited
Addition	GLN	Galan Lithium Limited
Addition	GMD	Genesis Minerals Limited
Addition	GNG	Gr Engineering Services Limited
Addition	GQG	GQG Partners Inc
Addition	HCW	Healthco Healthcare and Wellness REIT

INDEX ANNOUNCEMENT

Addition	HLA	Healthia Limited
Addition	IHL	Incannex Healthcare Limited
Addition	IPD	ImpediMed Limited
Addition	JAN	Janison Education Group Limited
Addition	JDO	Judo Capital Holdings Limited
Addition	KED	Keypath Education International Inc
Addition	LFS	Latitude Group Holdings Limited
Addition	LGL	Lynch Group Holdings Limited
Addition	LKE	Lake Resources N.L.
Addition	LOT	Lotus Resources Limited
Addition	LRK	Lark Distilling Co. Limited
Addition	MAD	Mader Group Limited
Addition	MLX	Metals X Limited
Addition	MNS	Magnis Energy Technologies Limited
Addition	NEU	Neuren Pharmaceuticals Limited
Addition	NMT	Neometals Limited
Addition	NPR	Newmark Property REIT
Addition	NWF	Newfield Resources Limited
Addition	ORR	Orecorp Limited
Addition	PDI	Predictive Discovery Limited
Addition	PPM	Pepper Money Limited
Addition	PWR	Peter Warren Automotive Holdings Limited
Addition	PXA	Pexa Group Limited
Addition	QAL	Qualitas Limited
Addition	QPM	Queensland Pacific Metals Limited
Addition	REP	Ram Essential Services Property Fund

INDEX ANNOUNCEMENT

Addition	RHY	Rhythm Biosciences Limited
Addition	RNU	Renascor Resources Limited
Addition	RTR	Rumble Resources Limited
Addition	RWL	Rubicon Water Limited
Addition	SDR	Siteminder Limited
Addition	SLX	Silex Systems Limited
Addition	STA	Strandline Resources Limited
Addition	STP	Step One Clothing Limited
Addition	SYA	Sayona Mining Limited
Addition	TIG	Tigers Realm Coal Limited
Addition	TRJ	Trajan Group Holdings Limited
Addition	VNT	Ventia Services Group Limited
Addition	VSL	Vulcan Steel Limited
Removal	AIZ	Air New Zealand Limited
Removal	ANO	Advance Zinctek Limited
Removal	AUT	Auteco Minerals Limited
Removal	AVJ	AVJennings Limited
Removal	BYE	Byron Energy Limited
Removal	CAI	Calidus Resources Limited
Removal	CBR	Carbon Revolution Limited
Removal	CEN	Contact Energy Limited
Removal	CSX	Cleanspace Holdings Limited
Removal	CYC	Cyclopharm Limited
Removal	CYL	Catalyst Metals Limited
Removal	DCN	Dacian Gold Limited
Removal	DGO	DGO Gold Limited

INDEX ANNOUNCEMENT

Removal	DOC	Doctor Care Anywhere Group PLC
Removal	DTC	Damstra Holdings Limited
Removal	EMV	Emvision Medical Devices Limited
Removal	EOF	Ecofibre Limited
Removal	EVS	Envirosuite Limited
Removal	FMS	Flinders Mines Limited
Removal	FRI	Finbar Group Limited
Removal	FWD	Fleetwood Limited
Removal	GGG	Greenland Minerals Limited
Removal	GLL	Galilee Energy Limited
Removal	GPR	Geopacific Resources Limited
Removal	GSS	Genetic Signatures Limited
Removal	HFR	Highfield Resources Limited
Removal	HMY	Harmoney Corp Limited
Removal	IMR	Imricor Medical Systems Inc
Removal	IRI	Integrated Research Limited
Removal	KSL	Kina Securities Limited
Removal	LBY	Laybuy Group Holdings Limited
Removal	LEG	Legend Mining Limited
Removal	LME	Limeade Inc
Removal	LVT	Livetiles Limited
Removal	LYL	Lycopodium Limited
Removal	M7T	Mach7 Technologies Limited
Removal	MCP	McPherson's Limited
Removal	MEZ	Meridian Energy Limited
Removal	MGV	Musgrave Minerals Limited

INDEX ANNOUNCEMENT

Removal	MI6	Minerals 260 Limited
Removal	MYD	Mydeal.Com.Au Limited
Removal	NTU	Northern Minerals Limited
Removal	NVA	Nova Minerals Limited
Removal	OBM	Ora Banda Mining Limited
Removal	OPY	Openpay Group Limited
Removal	PLT	Plenti Group Limited
Removal	PPH	Pushpay Holdings Limited
Removal	RCE	Recce Pharmaceuticals Limited
Removal	SFG	Seafarms Group Limited
Removal	SM1	Synlait Milk Limited
Removal	SPT	Splitit Payments Limited
Removal	SRL	Sunrise Energy Metals Limited
Removal	ST1	Spirit Technology Solutions Limited
Removal	SVY	Stavely Minerals Limited
Removal	TBR	Tribune Resources Limited
Removal	TGP	360 Capital Group
Removal	TNT	Tesserent Limited
Removal	TRS	The Reject Shop Limited
Removal	VVA	Viva Leisure Limited
Removal	WGO	Warrego Energy Limited
Removal	WMC	Wiluna Mining Corporation Limited
Removal	WOT	Wotso Property
Removal	YOJ	Yojee Limited
Removal	ZNO	Zoono Group Limited

INDEX ANNOUNCEMENT

S&P/ASX All Technology Index – Effective Prior to the Open on March 21, 2022		
Action	Code	Company
Addition	SDR	Siteminder Limited
Addition	SYM	Symbio Holdings Limited
Addition	VR1	Vection Technologies Limited
Removal	3DP	Pointerra Limited
Removal	DTC	Damstra Holdings Limited
Removal	M7T	Mach7 Technologies Limited
Removal	NOV	Novatti Group Limited
Removal	ONE	Oneview Healthcare PLC
Removal	RDY	Readytech Holdings Limited
Removal	YOJ	Yojee Limited

Any changes to constituent data can be viewed in the proforma files delivered to client SFTP accounts after market close today. Any changes to index shares data for capped and equal weighted indices will be made available in proforma files delivered to client SFTP accounts after market close on Friday, March 11, 2022.

For more information about S&P Dow Jones Indices, please visit www.spglobal.com/spdji.

INDEX ANNOUNCEMENT

INDEX ANNOUNCEMENT ABOUT S&P DOW JONES INDICES S&P Dow Jones Indices is the largest global resource for essential index-based concepts, data and research, and home to iconic financial market indicators, such as the S&P 500® and the Dow Jones Industrial Average®. More assets are invested in products based on our indices than products based on indices from any other provider in the world. Since Charles Dow invented the first index in 1884, S&P DJI has been innovating and developing indices across the spectrum of asset classes helping to define the way investors measure and trade the markets. S&P Dow Jones Indices is a division of S&P Global (NYSE: SPGI), which provides essential intelligence for individuals, companies and governments to make decisions with confidence. For more information, visit www.spglobal.com/spdji. FOR MORE INFORMATION: S&P Dow Jones Indices index_services@spglobal.com